Exhibit 12.1

TIFFANY & CO.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended October 31,
(dollars in millions)	2016		2015

Earnings from continuing operations before income taxes	$430.2		$461.1
Fixed charges, less capitalized interest	94.1		92.8
Total earnings as defined	$524.3		$553.9

Fixed Charges:
Interest expense before capitalization of interest [a]	$33.4		$34.3
Estimated interest portion of rent expense	62.1		59.4
Total fixed charges [b]	$95.5		$93.7

Ratio of Earnings to Fixed Charges	5.5	x	5.9	x

[a]	Interest expense does not include interest related to uncertain tax positions and other non-third party indebtedness.

[b]	Fixed charges represent interest expense (before interest is capitalized), amortization of deferred financing costs and an appropriate interest factor on operating leases.